Exhibit 12.1
THE HERTZ CORPORATION AND SUBSIDIARIES
COMPUTATION OF CONSOLIDATED RATIO OF EARNINGS
TO FIXED CHARGES (UNAUDITED)
(In Millions of Dollars Except Ratios)

	Years ended December 31,
	2013	2012(a)	2011(a)	2010(a)	2009(a)
Income (loss) before income taxes	$739.2	$493.6	$355.2	$25.3	$(150.1)
Interest expense	678.9	597.8	650.3	726.5	653.7
Portion of rent estimated to represent the interest factor	214.8	151.1	146.2	157.4	143.4
Earnings before income taxes and fixed charges	$1,632.9	$1,242.5	$1,151.7	$909.2	$647.0

Interest expense (including capitalized interest)	$688.6	$601.4	$652.4	$727.4	$654.9
Portion of rent estimated to represent the interest factor	214.8	151.1	146.2	157.4	143.4
Fixed charges	$903.4	$752.5	$798.6	$884.8	$798.3
Ratio of earnings to fixed charges	1.8	1.7	1.4	1.0	(b)
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(a)
Prior period amounts have been revised, for a description of the revisions to prior periods, see Note 2 to the Notes to our audited annual consolidated financial statements included in this Annual Report under the caption "Item 8 - Financial Statements and Supplementary Data."

(b)	Earnings before income taxes and fixed charges for the years ended December 31, 2009 were inadequate to cover fixed charges for the period by $151.3 million.